                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                 FORM 11-K

              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
                   SAVINGS AND SIMILAR PLANS PURSUANT TO
              SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT [FEE REQUIRED]
                For the fiscal year ended December 31,1993.

                                     OR

             [ ] TRANSACTION REPORT PURSUANT TO SECTION 1 (d)
             THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number 1-7182

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Merrill Lynch & Co., lnc. 401(k) Savings & Investment Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Merrill Lynch & Co., Inc.,
                           World Financial Center
                                North Tower
                             250 Vesey Street
                           New York. N.Y. 10281-1334

    Financial Statements and Exhibits.
    ---------------------------------

     (a) Financial Statements for the Years Ended December 31, 1993 and 1992 and Independent Auditors' Report.

         The financial statements required to be filed hereunder appear commencing at page F-1 hereof.

     (b)  Exhibits

          (23) Consent of Independent Public Accountants (following financial statements)

                                SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of
     --------
1934, the Administrative Committee (the persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of New York, State of New York.

                                       Merrill Lynch & Co., Inc.
                                       401(k) Savings & Investment Plan



Date: June 28, 1994                    By: /s/ Daniel C. Rowland
                                           ---------------------
                                           Daniel C. Rowland
                                           Chairman, Administrative Committee

Deloitte &
   Touche
- - ----------
      LOGO




- - --------------------------------------------------------------------------------


                       THE MERRILL LYNCH & CO., INC.
                       401(K) SAVINGS & INVESTMENT PLAN

                       FINANCIAL STATEMENTS FOR THE
                       YEARS ENDED DECEMBER 31, 1993 AND 1992, AND
                       INDEPENDENT AUDITORS' REPORT


- - --------------------------------------------------------------------------------





- - ---------------
Deloitte Touche
Tohmatsu
International
- - ---------------

Deloitte &
   Touche                        [Letterhead of Deloitte & Touche]
- - ----------
      LOGO




INDEPENDENT AUDITORS' REPORT

Trustees of the Merrill Lynch & Co., Inc.
 401(k) Savings & Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the "Plan") as of December 31, 1993 and 1992 and the related statements of changes in net assets available for benefits for the years ended December 31, 1993 and 1992. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992 and the changes in its net assets available for benefits for the years ended December 31, 1993 and 1992 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche

June 10, 1994




- - ---------------
Deloitte Touche
Tohmatsu
International
- - ---------------

THE MERRILL LYNCH & CO., INC.
401(K) SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993 AND 1992
- - --------------------------------------------------------------------------------

                                                                                  1993          1992
ASSETS:
 Investment in common stock, at quoted market value - Merrill Lynch &
  Co., Inc. (cost - 1993, $80,271,057; 1992, $62,852,570; and
  shares - 1993, 3,379,864; 1992, 1,711,820)                                   $141,954,276  $101,853,272
 Investments in funds and trusts, at quoted market value:
  Merrill Lynch Basic Value Fund, Inc. (cost - 1993, $151,503,039;
   1992, $125,132,817; and units - 1993, 7,631,716; 1992, 6,617,011)            178,353,192   134,590,010
  Merrill Lynch Capital Fund, Inc. (cost - 1993, $112,487,266; 1992,
   $98,551,667; and units - 1993, 4,388,558; 1992, 3,961,358)                   122,747,963   104,302,557
  Merrill Lynch Global Allocation Fund, Inc. (cost - 1993, $86,566,473;
   1992, $33,715,755; and units - 1993, 7,053,893; 1992, 2,925,458)              93,252,472    33,730,536
  Merrill Lynch High Income Corporate Bond Fund (cost - 1993,
   $17,668,443; 1992, $15,313,578; and units - 1993, 2,401,780; 1992,
   2,159,048)                                                                    19,982,813    16,797,392
  Merrill Lynch High Quality Corporate Bond Fund (cost - 1993,
   $33,637,663; 1992, $30,103,634; and units - 1993, 2,871,453; 1992,
   2,639,243)                                                                    34,371,296    31,301,419
  Merrill Lynch Intermediate Term Corporate Bond Fund (cost -
   1993, $7,582,761; 1992, $7,919,185; and units - 1993, 677,103;
   1992, 715,496)                                                                 8,071,073     8,299,752
  Merrill Lynch Retirement Reserves Money Fund (cost - 1993,
   $97,936,543; 1992, $98,056,747; and units - 1993, 97,936,543;
   1992, 98,056,747)                                                             97,936,543    98,056,747
  Merrill Lynch Equity Index Trust Tier III (cost - 1993, $17,552,870;
   1992, $15,503,933; and units - 1993, 674,155; 1992, 615,632)                  19,572,746    16,250,848
  GSIF U.S. Government Zero Coupon Bond Series 3 - Various Trusts
   (cost - 1993, $19,554,565; 1992, $20,348,711; and units - 1993, 474,514;
   1992, 548,506)                                                                25,139,678    24,307,605
  Merrill Lynch Retirement Preservation Trust (cost - 1993,
   $21,429,638; 1992, $14,277,885; and units - 1993, 21,429,638; 1992,
   14,277,885)                                                                   21,429,638    14,277,885
  Merrill Lynch Growth Fund for Investment and Retirement (cost -
   1993, $27,157,213; 1992, $17,665,576; and units - 1993, 1,730,982;
   1992, 1,243,949)                                                              30,257,563    18,509,967
  Merrill Lynch Phoenix Fund (cost - $2,624,510
   and units - 191,358)                                                           2,573,765             -
  Merrill Lynch Fund for Tomorrow (cost - $109,065
   and units - 7,617)                                                               120,736             -
  Merrill Lynch Global Holdings (cost - $1,514,001
   and units - 116,202)                                                           1,526,889             -
  Merrill Lynch Natural Resources Trust (cost - $886,222
   and units - 62,046)                                                              942,483             -

THE MERRILL LYNCH & CO., INC.
401(K) SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993 AND 1992
- - ----------------------------------------------------------------------

                                                                        1993                        1992
ASSETS:
  Merrill Lynch Balanced Fund for Investment & Retirement
   (cost - $76,828 and units - 5,984)                               $     73,784                  $          -
  Merrill Lynch Global Bond Fund for Investment and Retirement
   (cost - $1,309,257 and units - 127,491)                             1,278,732                             -
  Merrill Lynch EuroFund (cost - $13,316,321 and units -
   1,006,831)                                                         14,770,209                             -
  Merrill Lynch Strategic Dividend Fund (cost - $82,287
   and units - 5,965)                                                     75,994                             -
  Merrill Lynch Global Utility Fund (cost - $2,124,593
   and units - 159,677)                                                2,182,788                             -
  Merrill Lynch Technology Fund (cost - $3,510,028
   and units - 653,232)                                                2,939,545                             -
  Merrill Lynch Global Convertible Fund (cost - $440,867
   and units - 40,714)                                                   434,823                             -
  Merrill Lynch Healthcare Fund (cost - $1,784,961
   and units - 471,452)                                                1,843,377                             -
  Merrill Lynch Special Value Fund (cost - $459,619
   and units - 28,816)                                                   451,266                             -
  Merrill Lynch Pacific Fund (cost - $6,176,991
   and units - 303,620)                                                6,430,681                             -
 Investment in Merrill Lynch Cash Management
  Account Money Fund                                                   5,557,757                     3,482,215
                                                                    ------------                  ------------
     Total investments                                               834,272,082                   605,760,205

 Cash                                                                 19,021,654                    10,365,551
 Employer contribution receivable                                        909,539                     1,675,285
                                                                    ------------                  ------------
TOTAL ASSETS                                                         854,203,275                   617,801,041

LESS LIABILITY:
 Payable to beneficiaries or employees                                 1,775,080                             -
                                                                    ------------                  ------------
NET ASSETS AVAILABLE FOR BENEFITS                                   $852,428,195                  $617,801,041
                                                                    ============                  ============

See notes to financial statements.

THE MERRILL LYNCH & CO., INC.
401(K) SAVINGS & INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1993 AND 1992
- - --------------------------------------

                                                                 1993          1992
ADDITIONS:
 Investment income:
  Net appreciation in fair value of investments              $ 89,038,395  $ 10,447,975
  Dividends and interest                                       41,445,037    29,523,198
                                                             ------------  ------------

    Total investment income                                   130,483,432    39,971,173

 Contribution to the Plan by the Company                       21,756,330    19,726,399
 Contribution to the Plan by the employees                    118,339,968   101,605,059
 Transfers from other qualified plans                           2,102,535     1,553,774
                                                             ------------  ------------

    Total additions                                           272,682,265   162,856,405
                                                             ------------  ------------

DEDUCTIONS:
 Disbursements of benefits to beneficiaries or employees       37,486,330    31,041,579
 Administrative expenses                                          568,781       467,486
                                                             ------------  ------------

    Total deductions                                           38,055,111    31,509,065
                                                             ------------  ------------

NET INCREASE                                                  234,627,154   131,347,340

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                            617,801,041   486,453,701
                                                             ------------  ------------

 End of year                                                 $852,428,195  $617,801,041
                                                             ============  ============

See notes to financial statements.

THE MERRILL LYNCH & CO., INC.
401(K) SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1993 AND 1992
- - --------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following brief description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan.

     The Plan was adopted on April 23, 1987 and commenced activities on October 1, 1987. The purpose of the Plan is to encourage employees to save for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Subject to exclusions specified in the Plan, any Employee of Merrill Lynch & Co., Inc. or of a participating subsidiary or affiliate (the "Company" or "Employer") can elect to participate in the Plan providing such Employees have worked for the Employer for 12 months. An Employee can elect to participate in the Plan (if eligible) as of the first day of the calendar quarter following 12 months of employment or the first day of any month thereafter.

     Each Participant may elect to make contributions to the Plan on a pre-tax basis through payroll reductions from 1% to 15% of such Participant's Eligible Compensation for each pay period up to an annual maximum of $8,994 for 1993 (subject to annual adjustment for cost-of-living increases for each calendar year). A Participant can elect to change the rate at which his or her contribution is determined.

     The Company will make contributions, up to a maximum of $1,500, in an amount equal to 50% of the first 4% of Eligible Compensation contributed by a Participant for each calendar year. No Employer contributions will be made for any calendar year for Employees who participate at any time during such calendar year in the Company's Employee Stock Purchase Plan.

     All Participants are always 100% vested in contributions to the Plan made from their Eligible Compensation and in amounts rolled over from an employer's eligible retirement plan. Participants who elected to make contributions to the Plan through payroll reductions beginning with the 1987 Plan Year are 100% vested in Employer contributions, as are Participants when they attain age 65 or terminate employment because of death or Early Retirement.

     Other Participants who terminate employment after October 31, 1993 will become vested in Employer contributions and earnings based on complete Years of Service after October 1, 1987: 1 Year of Service - 20% vested; 2 Years of Service - 40% vested; 3 Years of Service - 60% vested; 4 Years of Service -80% vested; and 5 Years of Service - 100% vested.

     The Plan permits withdrawals relating to contributions and earnings under certain conditions which are in accordance with the Internal Revenue Code and the regulations thereunder.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Plan investments are maintained on a settlement date basis which is not materially different than the trade date basis. All other accounting records of the Plan are maintained on the accrual basis.

     The accompanying financial statements do not include any investments in Vocon and Deferred Profit Sharing Accounts, which are self-directed Accounts, that were transferred into the Plan for administrative convenience only.

     The cost of security investments is based on the average cost method for individual securities. Quoted market value of security investments is based on the last sales price (if traded on December 31), the prevailing bid price or the prevailing net asset value at the close of trading on December 31.

3.   INVESTMENTS

     The Administrative Committee has the authority to designate Investment Funds for the investment of accounts other than Vocon and Deferred Profit Sharing Accounts, to determine which accounts can be self-directed and to establish rules and procedures with respect to investment funds and self-directed accounts.

     In 1993, sixteen additional Merrill Lynch mutual funds were added as investment options of the Plan, fourteen of which were elected by Participants and purchased by the Plan.

     All contributions to the Plan may be allocated among from one to four investments selected by the Participant from among the investments designated by the Administrative Committee.

     During 1993 and 1992, the Plan's investments (including investments bought, sold and held during each year) appreciated in value as follows:

                                            YEARS ENDED DECEMBER 31,
                                                 1993         1992
Net change in fair value of investments:
 Common stock                                $41,470,019  $ 1,797,624
 Funds and trusts                             47,568,376    8,650,351
                                             -----------  -----------

                                             $89,038,395  $10,447,975
                                             ===========  ===========

4.   ADMINISTRATIVE EXPENSE

     All Plan expenses, including expenses of the Administrative Committee and Trustee, to the extent not paid by the Plan, are paid by the Company.

5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

6.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated February 23, 1989, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's Tax Counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                 * * * * * *